Press Release

06012123

InBev nv/sa

Brussels, March 28, 2006 - 1/1

InBev invites trade unions to continue constructive social dialogue

Pursuant to the European trade union demonstration today in Leuven, InBev has invited a delegation from the trade unions to a meeting. InBev wishes to express an understanding for the feelings of the demonstrators and continues working towards a constructive dialogue.

It is InBev's on-going goal to address and discuss its announced intentions with respect for its employees, the established social partnership principles and the applicable national and international legislature. Wherever there could be repercussions with respect to employment, the basic premise is that InBev would seek to reduce the impact by measures such as natural personnel decreases, internal move or retraining and refresher training. Appropriate social support will be provided to employees who nevertheless lose their jobs. In some cases, InBev provides more than legal requirements stipulate in terms of communication, consultation or compensation.

Additionally in response to the demonstration, InBev highlights the market reality behind its proposed reorganisation.

"It has become necessary for InBev to adapt the size and structure of its organization to take into account the declining and increasingly difficult beer market in Western Europe. By means of stronger cost control it will be possible to invest in top-line growth, in particular through innovation, marketing and sales. This will result in difficult but necessary changes. We have a responsibility to the long-term success of the company and the future of our more than 25,000 European employees (of which 12,000 are in Western Europe)", says Stéfan Descheemaeker, Zone President Western Europe of InBev.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
VP Corporate External Communications
Tel +32 16 27 67 11
marianne.amssoms@InBev.com

Philip Ludwig
Investor Relations Manager
Tel +32 16 27 62 43
philip.ludwig@InBev.com

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